UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
March 4, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F  ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     )
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):       )
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐           No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By:
Name Stuart MacKenzie
Title: Group Secretary
Date: March 4, 2010

4 March 2010
LGL Dividend Payment — Exchange Rates
Lihir Gold Limited (LGL) declared a final dividend of US$0.015 (1.5 US cents) per ordinary share on 18 February 2010.
The record date for this dividend was 2 March 2010 (Record Date).
Shareholders with a registered address in Australia, Papua New Guinea (PNG), New Zealand, the United Kingdom or Canada will receive their dividend in the currency of the country where they are registered. The following exchange rates, set as at the Record Date, will apply to the dividend when paid in a currency other than US$:

	US$ Exchange rate	Dividend per share
Australia	1.1126	A$	0.0167
Papua New Guinea	2.7548	PGK	0.0413
New Zealand	1.4294	NZ$	0.0214
United Kingdom	0.6699		£0.0100
Canada	1.0365	C$	0.0155
Shareholders with addresses outside these countries will receive the dividend in US currency.
Please note that as LGL is a PNG registered company, the dividend will be subject to PNG withholding tax at the rate of 10% and will be unfranked.
The dividend will be paid on 31 March 2010 for holders of ordinary shares.
For further information:
Joel Forwood
Manager Investor Relations
+61 7 3318 3331

Lihir Services Australia Pty Limited ABN 33 116 067 611	Phone: +617 3318 3300 Fax: +617 3318 9203 Website: www.LGLgold.com	GPO Box 905 Brisbane QLD 4001 Australia Level 9, 500 Queen Street Brisbane QLD 4000 Australia